Exhibit 16.1


                            Interpharm Holdings, Inc.




June 9, 2003





Mr. R. Tramazzo
Weinick Sanders Leventhal & Co., LLP
1375 Broadway
New York, NY  10018-7010

Dear Mr. Tramazzo:

           Interpharm has been audited by Marcum & Kliegman, LLP for the previous three years. We have been satisfied with their services and have engaged them to audit our operations going forward. Accordingly, the engagement of Weinick Sanders Leventhal & Co., LLP is hereby terminated. The termination and the engagement of Marcum & Kliegman, LLP was approved by the Audit Committee of the Registrant's of Board of Directors as well as the full Board of Directors itself.

           The firm of Weinick Sanders Leventhal & Co., LLP is authorized to respond fully to the inquiries of the Marcum & Kleigman, LLP.

           Our counsel, Guzov Ofsink, LLC, will be preparing the Form 8-K which will be due June 16, 2003. Darren Ofsink of Guzov Ofsink, LLC will provide you with a copy of the disclosures that we will be making in response to Item 304(a) of Regulation S-K. Please furnish us with a letter addressed to the Commission as to whether you agree with the statements made by the Interpharm herein.

Very truly yours,


/s/ James J. Charles
James J. Charles
Chief Financial Officer